UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                   ----------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                          Grupo Iusacell, S.A. de C.V.
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                                (Name of Issuer)


                 Series V Common Stock, without stated par value
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                         (Title of Class of Securities)

                                   40050B100**
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                                 (CUSIP Number)

                             Dennis Daugherty, Esq.
                            Vodafone Americas Region
                           2999 Oak Road, 10th Floor
                         Walnut Creek, California 94597
                                 (925) 210-3900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 27, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number is for the American Depositary Shares (the "ADSs") of the Issuer each of which represents 100 shares of Series V Common Stock of the Issuer. This filing is being made with respect to the Series V Common Stock not the ADSs.

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CUSIP NO. 40050B100
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    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vodafone Americas B.V.  ("Vodafone Americas")
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [ ]
                                                                     (b)   [X]

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    3.      SEC USE ONLY


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    4.      SOURCE OF FUNDS

            AF
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
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                           7.     SOLE VOTING POWER
    NUMBER OF                     0
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8.     SHARED VOTING POWER
    OWNED BY                      339,617,555 (See Item 5)
      EACH                 -----------------------------------------------------
    REPORTING              9.     SOLE DISPOSITIVE POWER
     PERSON                       339,617,555
      WITH                 -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0
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    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            339,617,555 shares (See Item 5)
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    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [X]

            Excludes 76,799,607 shares or 8.53% of Series V Common Stock of the Issuer (See Item 5).
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    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.7%
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    14.     TYPE OF REPORTING PERSON

            CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         No changes.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by amending Exhibit 1 by deleting "Robert Nicolas Barr (British) Managing Director" in the list of directors and executive officers of Vodafone Americas and inserting "Paul Stephenson (British) Managing Director"; and by adding "John Gordon St-Clair Buchanan (British) Director" and "Vittorio Amedeo Colao (Italian) Director" to the list of directors and executive officers of Vodafone Group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No changes.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j)

         Item 4 is hereby amended by deleting the final paragraph of Item 4 in its entirety and replacing it with the following paragraphs:

"Vodafone Americas is continually evaluating and reviewing its present and future interest in and intentions with respect to the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of Vodafone Americas, Vodafone Group and the Issuer, other business opportunities available to Vodafone Americas or Vodafone Group, general economic and industry conditions, and other factors that Vodafone Americas may deem relevant, Vodafone Americas may consider from time to time various courses of action of the types described in clauses
(a) through (j) of Item 4 of Schedule 13D.

On May 27, 2003, Vodafone Group issued a press release in which it noted that the Issuer's financial performance continued to deteriorate in the year despite a modest increase in its customer base and management's efforts to restructure the business through substantial headcount reductions and tight cost and cash management. Vodafone Group also noted that in order to alleviate certain of the resulting financial pressures, the Issuer began a debt restructuring effort in December 2002 and in May 2003, secured a temporary waiver related to its US$266 million secured bank credit facility. The Issuer will continue to work with its financial advisor to restructure the terms and payment schedules of its various debt agreements and instruments. It is likely that the Issuer will require additional funding in order to grow its operations. However, there is no assurance that such funding could be obtained at all or, if obtainable, on terms which would be acceptable to the Issuer.

As a result of the Issuer's deteriorating financial performance, Vodafone Group has written off its investment in the Issuer and Vodafone Americas is currently considering its options with respect to its investment, including disposal."

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 5 Excerpt of Vodafone Group plc Press Release dated May 27, 2003 with respect to Grupo Iusacell, S.A. de C.V. and Vodafone America's Disclosure in Item 4 to this
                         Schedule 13D/A

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2003

                                      VODAFONE AMERICAS B.V.

                                      By: /s/ Erik de Rijk
                                         -----------------------------
                                      Name:  Erik de Rijk
                                      Title: Director


                                      By: /s/ Jan de Geus
                                         -----------------------------
                                      Name:  Jan de Geus
                                      Title: Direcotr